March 27, 2013

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0005

Attention:	Lyn Shenk, Branch Chief
Justin Dobbie, Legal Branch Chief

Re:	TransDigm Group Incorporated
Registration Statement on Form S-4 Filed February 6, 2013
File No. 333-186494

Form 10-K for the Fiscal Year Ended September 30, 2012
Filed November 16, 2012
File No. 001-32833

Form 10-Q for the Fiscal Quarter Ended December 29, 2012
Filed February 5, 2013
File No. 001-32833

Ladies and Gentlemen:

Set forth below are the responses of TransDigm Group Incorporated (“TransDigm” or the “Company”) to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) that are set forth in your letter to Mr. W. Nicholas Howley, dated March 1, 2013, with respect to the filings referenced above. For the staff’s convenience, each of the staff’s comments is set forth below followed by the Company’s response.

Form S-4 Filed February 6, 2013

General

1.	Please be advised that any comments concerning the Form 10-K and Form 10-Q must be resolved prior to the effectiveness of this Form S-4 registration statement.

RESPONSE: We understand that any comments concerning the Form 10-K and Form 10-Q must be resolved prior to the effectiveness of our Registration Statement on Form S-4 (the “Registration Statement”).

2.	We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

RESPONSE: As of the date hereof, we have filed with the SEC Amendment No. 1 to the Registration Statement and, as requested, we have provided supplementally to the staff a letter stating that we are registering the exchange offer in reliance on the Commission’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (available June 5, 1991) and Shearman & Stearling, SEC No-Action Letter (available July 2, 1993) and containing the requested representations.

Summary of the Exchange Offer, page 2

3.	Please refer to your disclosure regarding “guarantees” on page 4 of your filing. We note that your foreign subsidiaries will not guarantee your exchange notes. In this regard, you state that as of the date of your prospectus, you have six foreign subsidiaries, two of which are holding companies. However, as part of your disclosure regarding “liabilities of subsidiaries versus notes and guarantees” (i.e., on page 31 of your filing), you state that as of December 29, 2012, thirty-one foreign subsidiaries of your company do not guarantee your Notes. In this regard, please reconcile the disclosures contained on pages 4 and 31 of your filing, or advise.

RESPONSE: We have revised our disclosure on page 4 of Amendment No. 1 to the Registration Statement to be consistent with the similar disclosure on page 31.

Exhibits and Financial Statement Schedules, page II-6

4.	Please file your legality opinions with your next amendment or tell us when you intend to file them. Please also note that we may have comments upon review.

RESPONSE: Legality opinions have been filed with Amendment No. 1 to the Registration Statement.

Signatures

5.	Please revise the second half of the signature block for each of AP Global Holdings, Inc. and AP Global Acquisition Corp. so that they are signed by at least a majority of their respective boards of directors.

RESPONSE: The signature blocks for AP Global Holdings, Inc. and AP Global Acquisition Corp. have been corrected in Amendment No. 1 to the Registration Statement.

6.	Please revise the second half of the signature block for Bridport Air-Carrier, Inc. so that it is signed by someone with the indicated capacity of either principal accounting officer or controller.

RESPONSE: The signature block of Bridport Air-Carrier, Inc. has been corrected in Amendment No. 1 to the Registration Statement.

Form 10-K filed November 16, 2012

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Segment Reporting, page F-12

7.	Please tell us, and revise to disclose, the factors used to identify your reportable segment, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services, geographic areas, or a combination of factors and whether operating segments have been aggregated). Please refer to ASC 280-10-50-21. As part of your response, please also tell us how you identified your operating segment(s) based on the criteria provided in ASC 280-10-50-1 through 50-9 and provide us with a list of these operating segment(s). To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segment. Please be detailed in your response.

RESPONSE: Management has determined that the Company is organized and operated as one reporting segment in the aerospace industry and, accordingly, the Company reports its operating results, internally and externally, as one operating segment. With respect to the factors set forth in ASC 280-10-50-21, TransDigm is not organized or managed around differences in products and services, geographic areas, regulatory environments, or any combination of factors.

In making the determination that the Company is organized and operated as one reporting segment, the Company considered the criteria in ASC 280-10-50-1 through 50-9, particularly the three characteristics of an operating segment set forth in ASC 280-10-50-1. TransDigm has consistently maintained a reporting structure whereby its individual reporting units are consolidated into one operating segment. As discussed in further detail below, the Company does not consider its reporting units to be operating segments because the Chief Operating Decision Maker, or “CODM,” does not regularly review the historical operating results of each individual reporting unit to make decisions about resources to be allocated to the reporting unit and assess its performance.

As of the end of TransDigm’s fiscal year ended September 30, 2012 and first quarter of fiscal 2013, which ended December 29, 2012, TransDigm’s reporting structure consisted of 21 reporting units. Each of the Company’s 21 reporting units engages in business activities from which it earns revenues and incurs expenses and has discrete financial information available for the business activities for the reporting unit in total; therefore, each of the Company’s 21 reporting units has the characteristics outlined in criteria a. and c. of ASC 280-10-50-1. However, our Chief Executive Officer, who is our CODM, does not regularly review the historical operating results of each individual reporting unit for the purpose of making decisions about resources to be allocated to the reporting unit and assessing its performance; therefore, the Company’s 21 reporting units do not have the characteristics outlined in criterion b. of ASC 280-10-50-1.

The 21 reporting units separately report their financial results in the overall consolidated reporting structure at TransDigm. In the TransDigm organizational structure, the responsibility for results of operations occurs at the reporting unit level. Consequently, no summary reports aggregating the financial information of any groups of reporting units are generated or reported internally at TransDigm.

In April 2011, in response to a letter from the staff of the Division of Corporation Finance of the SEC dated March 18, 2011, we provided to the staff, on a supplemental basis, the information that was provided to the Company’s CODM for the year ended September 30, 2010. While TransDigm has added reporting units through acquisitions, it has not significantly changed its internal reporting structure since that time. Consequently, the information provided to the Company’s CODM for the fiscal year ended September 30, 2012 and the quarter ended December 29, 2012 was in essentially the same format as that provided to the Commission for the year ended September 30, 2010, as listed below. The first six items listed below were provided to the CODM on a monthly basis during the fiscal year, and the last item was provided to the CODM on a quarterly basis.

1.	Consolidated balance sheet (current month vs. prior month vs. prior fiscal year end).

2.	Consolidated income statement (current month vs. plan and prior year; current quarter vs. plan and vs. prior year; current year-to-date vs. plan and vs. prior year).

3.	Consolidated statement of cash flows (current month and year-to-date).

4.	Pro Forma Bookings, Sales & EBITDA As Defined (“BS&E”) by reporting unit on a pro forma basis (current month vs. plan and prior year; current quarter vs. plan and prior year; and year-to-date vs. plan and prior year). Due to TransDigm’s recent acquisition history and ongoing acquisitive nature, this internal-purposes-only report presents information on a pro forma basis as if all reporting units were owned by TransDigm from the beginning of the prior fiscal year.

5.	Working capital metrics for accounts receivable and inventory by reporting unit.

6.	President’s letter from the president of each reporting unit highlighting and explaining various results on a reporting unit basis.

7.	Management’s adjusted bookings and sales by market channel by reporting unit (current quarter vs. prior quarter and current year-to-date vs. prior year). It should be noted that, because sales market channel information is not captured in the historical accounting records, this report includes adjustments for items such as “pass through” bookings and sales (i.e., products sold to OEMs which resell in the aftermarket, as well as products sold to distributors which sell to the ultimate end-users of the products).

The CODM is the highest authority for all business decisions, and he evaluates the business and makes decisions with respect to allocating resources and assessing performance at the consolidated level based on the foregoing information. Further, the Company’s CODM primarily uses consolidated financial information to communicate the Company’s results to the Board of Directors, evaluate potential acquisition and investment opportunities, evaluate and consider changes in the Company’s capital structure, and approve the Company’s operating plan. In addition, since our 21 reporting units (with the exception of one immaterial or insignificant reporting unit) have the same or a similar customer base in each of three market channels (commercial aftermarket, commercial OEM, and defense), aerospace market trends tend to impact all of those operating units, although the extent of the impact varies among them. Consequently, the CODM focuses on market channel trends, as evidenced by the operating results and other periodic reports, as well as other industry intelligence, in his evaluation of the business and his decisions with respect to allocating resources and assessing performance at the consolidated level.

Based on the information described above, in accordance with ASC 280-10-50-1 through 50-9, management has concluded that the Company is organized and operated as one operating segment in the aerospace industry. Consequently, the Company did not utilize the aggregation criteria in ASC 280-10-50-11 or the quantitative thresholds in ASC 280-10-50-12 in determining its reportable segment.

Note 9. Intangible Assets, page F-15

8.

Based upon the disclosure on page F-16 of your filing, it appears that you included approximately $104 million of goodwill in the carrying amounts of the businesses that you divested during fiscal year 2011. We note from the disclosure in Note 21 to your filing that each of the divested businesses (i.e., Aero Quality Sales (“AQS”) and the fastener business) was acquired earlier in fiscal year 2011, in connection with the acquisition of McKechnie Aerospace. Based upon (A) the aggregate proceeds received upon the divestitures of AQS and the fastener business, (B) the total purchase price paid for the acquisition of McKechnie Aerospace, and (C) the short period of time between the acquisition of McKechnie Aerospace and the divestiture of AQS and the fastener business, it appears that the aggregate fair value of the divested businesses may have represented approximately 21.4% of the fair value of McKechnie Aerospace – that is, assuming that the purchase and sales prices of each of the aforementioned businesses is reflective of the businesses underlying fair values. However, it appears that only approximately 12% of the goodwill that was attributed to the acquisition of McKechnie Aerospace was included in the carrying amounts of AQS and the fastener business upon disposal of the businesses. Furthermore, given the insignificant period of time between the acquisition of McKechnie Aerospace and the disposal of AQS and the fastener business, it appears unlikely that McKechnie Aerospace or the divested businesses would have been integrated into existing reporting units of your company prior to the dates on which the respective businesses were divested. Given the observations noted above, please explain to us in detail how you determined the amount of goodwill that was included as part of the carrying amounts of AQS and the fastener business upon their respective disposals. As part of your response, please specifically tell us what consideration was given to the guidance outlined in FASB ASC 350-20-40-1 through 40-7 in determining both your accounting treatment and the amount of goodwill associated with the divested businesses.

RESPONSE: We acknowledge that the aggregate sale proceeds for the fastener business and AQS (approximately $271 million, comprising $239.6 million for the fastener business and $31.8 million for AQS) represent approximately 21.4% of the McKechnie Aerospace purchase price of $1.265 billion and, further, that the approximately $104 million of goodwill in the carrying amounts of the two businesses sold represents approximately 12% of the total goodwill attributed to the acquisition of McKechnie Aerospace. The difference between these two percentages is primarily related to the fastener business, which represented 18.9% of the McKechnie Aerospace purchase price and which included $88.5 million, or approximately 10.2%, of the total goodwill attributed to the acquisition of McKechnie Aerospace.

Pursuant to U.S. GAAP, the accounting for the acquisition of McKechnie Aerospace was based on the relative fair values for the primary operating units of McKechnie Aerospace, as determined with the assistance of an outside valuation firm. The Company determined the fair values for six separate potential reporting units under the TransDigm reporting structure (Hartwell, Electromech including AQS, Tyee, Technical Airborne Components and the two facilities of the fasteners business). These businesses were already operating relatively autonomously prior to TransDigm’s acquisition and therefore minimal integration activities were required to integrate these businesses into the reporting structure of TransDigm. The fair values as of the acquisition date were primarily based on a discounted future cash flow model for each reporting unit. The fastener business had historically generated lower profit margins compared to the average profit margins of the remaining businesses of McKechnie Aerospace, which resulted in a comparatively lower estimated fair value for the fastener business and, consequently, lower allocations of goodwill to the two facilities of the fastener business. Based on the fair values of the businesses, approximately $150 million, or 11.9%, of the aggregate purchase price for McKechnie Aerospace was allocated to the fasteners business.

In connection with the sale of the fastener business, TransDigm negotiated a sale price for the business of $239.6 million, which included compensation for a significant estimated tax liability to be triggered upon sale of the business, due to significant book-versus-tax basis differences that carried over to TransDigm from the acquisition of McKechnie Aerospace. This sale price significantly exceeded the portion of the aggregate purchase price for McKechnie Aerospace that was allocated to the fasteners business of approximately $150 million. As a result, upon completion of the sale of the fastener business, TransDigm recorded a pretax gain of approximately $80 million which, after taxes of approximately $56 million, resulted in an after-tax gain of approximately $24 million.

In applying the acquisition accounting, we considered the guidance in FASB ASC 350-20-40-1 through 40-7. However, as was stated above, the fair values of the two facilities of the fasteners business were determined separately and, further, this business was not integrated into any other reporting units within the reporting structure of TransDigm. Accordingly, the total amount of goodwill allocated to the fasteners business in acquisition accounting was included in the carrying amount in determining the pretax gain on sale.

The sale of AQS represented 2.5% of the McKechnie Aerospace purchase price and included $15.4 million, or approximately 1.8%, of the total goodwill attributed to the acquisition of McKechnie Aerospace. AQS was initially valued as part of the Electromech operating unit and, upon its sale, a portion of the Electromech goodwill was allocated based on the guidance set forth in ASC 350-20-40-3.

Note 22. Quarterly Financial Data (Unaudited), page F-29

9.	Please expand your disclosure to describe or cross-reference to a discussion of any significant, unusual, or infrequently occurring items that have materially affected the comparability of the information reflected in your tabular disclosure of quarterly financial data. For example, we believe that it may be appropriate for you to provide disclosure regarding your material acquisitions and the quarterly periods in which they occurred. Refer to Item 302(A)(3) of Regulation S-K for further guidance.

RESPONSE: In future filings, we will include disclosure or a cross-reference to a discussion of any significant, unusual, or infrequently occurring items that have materially affected the comparability of the information reflected in the tabular disclosure of quarterly financial data, including material acquisitions.

Form 10-Q filed February 5, 2013

Exhibits 31.1 and 31.2

10.	We note that the certifications provided by your principal executive officer and principal financial officer do not include (I) the portion of the introductory language of paragraph 4 that refers to your responsibility to establish and maintain internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) or (II) the language of paragraph 4(b). In this regard, please provide an abbreviated amendment to your filing that consists of a cover page, an explanatory note, a signature page, and revised certifications of your principal executive officer and principal financial officer that comply with Item 601(b)(31) of Regulation S-K.

RESPONSE: The Company filed corrected certifications with an amendment to its Form 10-Q, which was filed with the SEC on March 7, 2013.

In addition, the Company confirms to the staff that it will provide the requested acknowledgements in any letter requesting acceleration of effectiveness of the Registration Statement.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (216) 706-2959.

Very truly yours,

/s/ Gregory Rufus

Gregory Rufus

Executive Vice President, Chief Financial Officer

and Secretary

TransDigm Group Incorporated